Exhibit 1.2

Pivotal Recognized for High Levels of Customer Satisfaction in New Analyst Ranking

Info-Tech Research Group recognizes Pivotal for its strong financial position, pervasiveness in the mid-enterprise market, and impressive customization capabilities

FOR IMMEDIATE RELEASE

Vancouver, BC – December 14, 2004 - Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that it has won a CRM SelectTM Excellence Award from Info-Tech Research Group, based on customer satisfaction data and an extensive analyst review.

“Pivotal’s placement in the Excellence Zone on the Info-Tech Power CurveTM is due to its strong financial position, as well as its pervasiveness in the mid-enterprise market,” said Janet White, lead analyst, Info-Tech Research Group. “Pivotal’s strong feature set, customizability, and its clear strategic plan for the future make it a strong player in its chosen market. In fact, Pivotal’s customizability is a key differentiator. Unlike many of its competitors, Pivotal is flexible in how workflow processes can be configured. Our clients identified Pivotal as a leader in the CRM field and their commentary, together with our expert analysis confirmed this recognition.”

Info-Tech’s SelectTM Awards recognize companies who offer outstanding products for mid-sized enterprises. To select the winners, Info-Tech combines two dimensions: the insight of their expert analysts and extensive customer satisfaction data. All of the data for each dimension is combined to achieve an overall rating for that dimension. The final ratings are then plotted on the Info-Tech Power CurveTM. Vendors and their products that fall within the ‘Excellence Zone’ are serious contenders that demonstrate a well-rounded approach to customer satisfaction, product development and market strategy. Within the ‘Excellence Zone’, Pivotal had the highest number of very satisfied clients.

According to Divesh Sisodraker, president and CEO, Pivotal, “Mid-sized enterprises are looking for CRM solutions that deliver rich functionality, a full set of sales, marketing and service applications and best-in-class customization capabilities. We are honored to receive this award from Info-Tech Research. We believe that Pivotal is significantly increasing its momentum in the mid-enterprise market and we are proud of our achievements and positive reviews.”

About Info-Tech Research Group:

Info-Tech Research Group is the leading research and professional services firm for mid-sized enterprises. Info-Tech serves more than 28,000 clients with premium research and advice geared to the specific needs of IT Managers and CIO’s of mid-sized organizations. For additional information visit: www.infotech.com.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation, is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 2,000 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Leslie Castellani
Pivotal Corporation
Tel: 604/699-8151
Email: lcastellani@pivotal.com

© 2004 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.